Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-130074

Pricing Supplement to the Prospectus dated July  16, 2008,

the Prospectus Supplement dated July  16, 2008,

and the Prospectus Supplement No.  1 dated July 17, 2008 — No. 29

The Goldman Sachs Group, Inc. Medium-Term Notes, Series D $15,050,000 Leveraged Buffered Equity Index-Linked Notes due 2010 (Linked to the Dow Jones Wilshire 5000 Composite IndexSM (Full-Cap))

The notes do not bear interest. The amount that you will be paid on your notes on the stated maturity date (September 22, 2010, subject to adjustments) is based on the performance of the Dow Jones Wilshire 5000 Composite IndexSM (Full-Cap), as measured from the trade date (September 8, 2008) to the determination date (September 8, 2010, subject to adjustments). The return on your notes is not linked to the performance of the index on a one-to-one basis and is subject to a cap on the upside appreciation, while you could lose your entire investment in the notes if the index level decreases to zero.

On the stated maturity date, for each $1,000 face amount of your notes we will pay you an amount in cash equal to the cash settlement amount. We will determine the cash settlement amount by first calculating the percentage increase or decrease in the index, which we refer to as the index return.

The index return will be determined as follows: First, we will subtract the initial index level of 12,833.00 from the final index level (which will be the closing level of the index on the determination date, subject to adjustments). Then, we will divide the result by the initial index level, and express the resulting fraction as a percentage.

The cash settlement amount for each note will then be calculated as follows:

•

if the final index level is greater than the initial index level, an amount in cash equal to the sum of the $1,000 face amount plus 1.5% of the $1,000 face amount for every 1% increase in the level of the index, subject to a cap in the appreciation of the index level of 17.5% of the initial index level;

•	if the final index level is equal to or less than the initial index level but is greater than or equal to 80% of the initial index level, an amount in cash equal to the $1,000 face amount; or

•

if the final index level is less than 80% of the initial index level, an amount in cash equal to the result of the $1,000 face amount minus 1.25% of the $1,000 face amount for every 1% decrease in the level of the index below 80% of the initial index level.

You could lose your entire investment in the notes if the final index level is zero. A percentage decrease of more than 20% between the initial index level and the final index level on the determination date will reduce the payment you will receive, if any, on the stated maturity date below the face amount of your notes. In such a case, the rate of decrease in the amount payable on your notes will exceed the rate of decrease in the level of the index. Moreover, the maximum payment that you could receive on the stated maturity date with respect to a $1,000 face amount note is limited to the maximum settlement amount of $1,262.50. In addition, the notes do not pay interest and no other payments on your notes will be made prior to the stated maturity date.

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the offered notes found in “Summary Information” on page PS-2 in this pricing supplement and the general terms of the leveraged buffered equity index-linked notes found in “General Terms of the Non-Principal Protected Equity Index-Linked Notes” on page S-36 of the accompanying prospectus supplement no. 1.

Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or any other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the original issue prices. The value or quoted price of your notes at any time will reflect many factors and cannot be predicted; however, the price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through March 6, 2009. We encourage you to read “Additional Risk Factors Specific to the Non-Principal Protected Equity Index-Linked Notes” on page S-27 of the accompanying prospectus supplement no. 1 and “Additional Risk Factors Specific to Your Notes” on page PS-7 of this pricing supplement so that you may better understand those risks.

Original issue date: September 22, 2008

Original issue prices: 100% of the face amount for $14,550,000 face amount of notes; 99.9% of the face amount for $500,000 face amount of notes

Underwriting discount: 0.175% of the face amount

Net proceeds to the issuer: 99.825% of the face amount for $14,550,000 face amount of notes; 99.725% of the face amount for $500,000 face amount of notes

The issue prices, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement but prior to the settlement date, at an issue price, underwriting discount and net proceeds that differ from the amounts set forth above.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

Goldman Sachs may use this pricing supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co., or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

“Dow Jones®” is a service mark of Dow Jones & Company, Inc. (“Dow Jones”). “Wilshire®” is a service mark of Wilshire Associates Incorporated (“Wilshire”). The Dow Jones Wilshire 5000 Composite Index SM (Full-Cap) is published pursuant to an agreement between Dow Jones and Wilshire. Neither Dow Jones nor Wilshire has any relationship to The Goldman Sachs Group, Inc., other than the licensing of the Dow Jones Wilshire 5000 Composite IndexSM (Full-Cap) and its service marks for use in connection with the notes.

Goldman, Sachs & Co.

Pricing Supplement dated September 8, 2008.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below. Please note that in this pricing supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated July 16, 2008, as supplemented by the accompanying prospectus supplement, dated July 16, 2008, of The Goldman Sachs Group, Inc., and references to the “accompanying prospectus supplement no. 1” mean the accompanying prospectus supplement no. 1, dated July 17, 2008, of The Goldman Sachs Group, Inc., to the accompanying prospectus.

This section is meant as a summary and should be read in conjunction with the section entitled “General Terms of the Non-Principal Protected Equity Index-Linked Notes” on page S-36 of the accompanying prospectus supplement no. 1.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Index: the Dow Jones Wilshire 5000 Composite IndexSM (Full-Cap), as maintained by Dow Jones & Company, Inc. (“Dow Jones”) (Bloomberg Ticker “DWC”)

Specified currency: U.S. dollars (“$”)

Terms to be specified in accordance with the accompanying prospectus supplement no. 1:

•	type of notes: notes linked to a single index

•	buffer level: yes, as described below

•	cap level: yes, as described below

•	averaging dates: not applicable

•	interest: not applicable

•	redemption right or price dependent redemption right: not applicable

Face amount: each note will have a face amount of $1,000; $15,050,000 in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement but prior to the settlement date

Payment amount: on the stated maturity date we will pay you, for each $1,000 face amount of your notes, an amount in cash equal to the cash settlement amount

Cash settlement amount:

•	if the final index level is greater than or equal to the cap level, the maximum settlement amount;

•

if the final index level is greater than the initial index level but less than the cap level, the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the participation rate times (iii) the index return;

•	if the final index level is equal to or less than the initial index level but greater than or equal to the buffer level, the $1,000 face amount; and

•

if the final index level is less than the buffer level, the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the buffer rate times (iii) the sum of the index return plus the buffer amount

Initial index level: 12,833.00

Final index level: the closing level of the index on the determination date, except in the limited circumstances described under “General Terms of the Non-Principal Protected Equity Index-Linked Notes — Payment of Principal on Stated Maturity Date — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-42 of the accompanying prospectus supplement no. 1 and subject to adjustment as provided under “General Terms of the Non-Principal Protected Equity Index-Linked Notes — Discontinuance or Modification of an Index” on page S-43 of the accompanying prospectus supplement no. 1

Index return: the quotient of (1) the final index level minus the initial index level divided by (2) the initial index level, expressed as a percentage

Participation rate: 150%

Cap level: 117.5% of the initial index level

Maximum settlement amount: $1,262.50

Buffer level: 80% of the initial index level

Buffer rate: the quotient of the initial index level divided by the buffer level, which equals 125%

Buffer amount: 20%

Trade date: September 8, 2008

Original issue date: September 22, 2008

Stated maturity date: September 22, 2010, subject to adjustments as described under “General Terms of the Non-Principal Protected Equity Index-Linked Notes — Payment of Principal on Stated Maturity Date — Stated Maturity Date” on page S-40 of the accompanying prospectus supplement no. 1

Determination date: September 8, 2010, subject to adjustments as described under “General Terms of the Non-Principal Protected Equity Index-Linked Notes — Payment of Principal on Stated Maturity Date — Determination Date” on page S-40 of the accompanying prospectus supplement no. 1

No interest: the offered notes do not bear interest

No listing: the offered notes will not be listed on any securities exchange or interdealer quotation system

No redemption: the offered notes will not be subject to redemption right or price dependent redemption right

Calculation agent: Goldman, Sachs & Co.

Closing level: as described under “General Terms of the Non-Principal Protected Equity Index-Linked Notes — Special Calculation Provisions — Closing Level” on page S-45 of the accompanying prospectus supplement no. 1

Business day: as described under “General Terms of the Non-Principal Protected Equity Index-Linked Notes — Special Calculation Provisions — Business Day” on page S-45 of the accompanying prospectus supplement no. 1

Trading day: as described under “General Terms of the Non-Principal Protected Equity Index-Linked Notes — Special Calculation Provisions — Trading Day” on page S-45 of the accompanying prospectus supplement no. 1

CUSIP no.: 38145K150

ISIN no.: US38145K1503

Use of proceeds and hedging: as described under “Use of Proceeds and Hedging” on page S-49 of the accompanying prospectus supplement no. 1

Supplemental discussion of federal income tax consequences: as described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-51 of the accompanying prospectus supplement no. 1

ERISA: as described under “Employee Retirement Income Security Act” on page S-55 of the accompanying prospectus supplement no. 1

Supplemental plan of distribution: as described under “Supplemental Plan of Distribution” on page S-56 of the accompanying prospectus supplement no. 1; The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $31,500; we will deliver the notes against payment therefor in New York, New York on September 22, 2008, which is the tenth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes will initially settle in ten business days (T + 10), to specify alternative settlement arrangements to prevent a failed settlement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue prices set forth on the cover page of this pricing supplement, and to certain securities dealers at such price less a concession not in excess of 0.100% of $500,000 of face amount of notes

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical index levels on the determination date could have on the payment amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final index levels that are entirely hypothetical; no one can predict what the index level will be on any day throughout the life of your notes, and no one can predict what the final index level will be on the determination date. The index has been highly volatile in the past — meaning that the index level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates and the volatility of the index. In addition, assuming no changes in market conditions or any other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the issue prices. For more information on the value of your notes in the secondary market, see “Additional Risk Factors Specific to the Non-Principal Protected Equity Index-Linked Notes — Assuming No Changes in Market Conditions or any Other Relevant Factors, the Market Value of Your Notes on the Date of Any Applicable Pricing Supplement (as Determined By Reference to Pricing Models Used by Goldman, Sachs & Co.) Will Be Significantly Less Than the Issue Price” on page S-27 of the accompanying prospectus supplement no. 1 and “Additional Risk Factors Specific to Your Notes” on page PS-7 of this pricing supplement. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions

Face amount	$1,000

Participation rate	150%

Cap level	117.5% of the initial index level

Maximum settlement amount	$1,262.50

Buffer level	80% of the initial index level

Buffer rate	125%

Buffer amount	20%

Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date

No change in or affecting any of the index stocks or the method by which the index sponsor calculates the index

Notes purchased on original issue date and held to the stated maturity date

For these reasons, the actual performance of the index over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical index levels shown elsewhere in this pricing supplement. For information about the historical levels of the index during recent periods, see “The Index — Historical High, Low and Closing Levels of the Index” below. Before investing in the offered notes, you should consult publicly available information to determine the levels of the index between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the index stocks.

The levels in the left column of the table below represent hypothetical final index levels and are expressed as percentages of the initial index level. The amounts in the right column represent the hypothetical payment amounts, based on the corresponding hypothetical final index level (expressed as a percentage of the initial index level), and are expressed as percentages of the face amount of a note. Thus, a hypothetical payment amount of 100% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100% of the face amount of a note, based on the corresponding hypothetical final index level (expressed as a percentage of the initial index level) and the assumptions noted above.

Hypothetical Final Index Level (as Percentage of Initial Index Level)	Hypothetical Payment Amount (as Percentage of Face Amount)
200.00%	126.25%
150.00%	126.25%
125.00%	126.25%
117.50%	126.25%
105.00%	107.50%
103.00%	104.50%
101.00%	101.50%
100.00%	100.00%
95.00%	100.00%
90.00%	100.00%
85.00%	100.00%
80.00%	100.00%
75.00%	93.75%
70.00%	87.50%
50.00%	62.50%
25.00%	31.25%
0.00%	0.00%

If, for example, the final index level were determined to be 25% of the initial index level, the payment amount that we would deliver on your notes at maturity would be 31.25% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would lose 68.75% of your investment. In addition, if the final index level were determined to be 150% of the initial index level, the payment amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount (expressed as a percentage of the face amount), or 126.25% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would not benefit from any increase in the final index level over 117.5% of the initial index level.

The following chart also shows a graphical illustration of the hypothetical payment amounts (expressed as a percentage of the face amount of your notes) that we would pay on your notes on the stated maturity date, if the final index level (expressed as a percentage of the initial index level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final index level (expressed as a percentage of the initial index level) of less than 80% (the section left of the 80% marker on the horizontal axis) would result in a hypothetical payment amount of less than 100% of the face amount of your notes (the section below the 100% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical final index level (expressed as a percentage of the initial index level) of greater than 117.5% (the section right of the 117.5% marker on the horizontal axis) would result in a capped return on your investment.

The payment amounts shown above are entirely hypothetical; they are based on market prices for the index stocks that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical payment amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. Please read “Additional Risk Factors Specific to the Non-Principal Protected Equity Index-Linked Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-29 of the accompanying prospectus supplement no. 1.

We cannot predict the actual final index level on the determination date or the market value of your notes, nor can we predict the relationship between the index level and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual final index level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table and chart above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated July 16, 2008, and “Additional Risk Factors Specific to the Non-Principal Protected Equity Index-Linked Notes” in the accompanying prospectus supplement no. 1. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the index stocks, i.e., the stocks comprising the index to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

Assuming No Changes in Market Conditions or any Other Relevant Factors, the Market Value of Your Notes on the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Is Significantly Less Than the Issue Prices

The price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through March 6, 2009. After March 6, 2009, the price at which Goldman, Sachs & Co. would buy or sell notes will reflect the value determined by reference to the pricing models, plus our customary bid and asked spread.

In addition to the factors discussed above, the value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower then the original issue prices, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “Additional Risk Factors Specific to the Non-Principal Protected Equity Index-Linked Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-29 of the accompanying prospectus supplement no. 1.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Non-Principal Protected Equity Index-Linked Notes — Your Notes May Not Have an Active Trading Market” on page S-29 of the accompanying prospectus supplement no. 1.

The Entire Principal Amount of Your Notes is Exposed

You can lose all or substantially all of your investment in your notes. Our cash payment on your notes on the stated maturity date will be based on the performance of the Dow Jones Wilshire 5000 Composite IndexSM (Full-Cap) as measured from the initial index level of 12,833.00 to the closing level on the determination date. If the final index level for your notes is less than the buffer level, you will lose 1.25% of the face amount of your notes for every 1% negative index return below -20%. Thus, you may lose your entire investment in the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

Your Notes Do Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the amount payable for each of your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Potential for the Value of Your Notes to Increase May Be Limited

Your ability to participate in any change in the value of the index over the life of your notes will be limited because of the cap level, which is equal to 117.5% of the initial index level. The cap level will limit the amount in cash you may receive for each of your notes at maturity, no matter how much the level of the index may rise beyond the cap level over the life of your notes. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the underlying index.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement but prior to the settlement date. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue prices you paid as provided on the cover of this pricing supplement.

The Weighting of the Index Stocks Comprising the Dow Jones Wilshire 5000 Composite IndexSM (Full-Cap) is Based on Full Market Capitalization and Is Not Float Adjusted

The weighting of each of the index stocks comprising the Dow Jones Wilshire 5000 Composite IndexSM (Full-Cap), to which your notes are linked, is based on the full market capitalization of such stocks and is not float adjusted. Unlike indices that use a float adjusted methodology to weigh component stocks, such as the float adjusted version of the Dow Jones Wilshire 5000 Composite IndexSM, indices that use a full market capitalization weighting methodology do not adjust the weighting of component stocks by excluding certain stocks of index companies that are not readily available for market trading or investment. For example, unlike certain float adjusted indices, a full market capitalization index does not adjust the weighting of component stocks by excluding treasury stocks, stock options, stocks held by governmental authorities or restricted shares. As a result, index stocks with a large market capitalization and a low free-float may have a larger influence on the Dow Jones Wilshire 5000 Composite IndexSM (Full-Cap) than a similar float adjusted index, such as the float adjusted version of the Dow Jones Wilshire 5000 Composite IndexSM. Moreover, the index level and market value of the the Dow Jones Wilshire 5000 Composite IndexSM (Full-Cap) may differ from those of the float adjusted version, and the return that you receive from your investment in notes linked to the Dow Jones Wilshire 5000 Composite IndexSM (Full-Cap), if any, may differ from the return that you would receive were you to invest in notes linked to the float adjusted version of the Dow Jones Wilshire 5000 Composite IndexSM.

Except to the Extent We Are One of the Companies Whose Common Stock Comprises the Dow Jones Wilshire 5000 Composite IndexSM (Full-Cap), There Is No Affiliation Between the Index Stock Issuers or the Index Sponsor and Us, and We Are Not Responsible for Any Disclosure by Any of the Other Index Stock Issuers or the Index Sponsor

The common stock of Goldman Sachs is one of the index stocks comprising the Dow Jones Wilshire 5000 Composite IndexSM (Full-Cap). Goldman Sachs is not otherwise affiliated with the issuers of the index stocks or the index sponsor. As we have told you above, however, we or our affiliates may currently or from time to time in the future engage in business with the index stock issuers. Nevertheless, neither we nor any of our affiliates assumes any responsibility for the accuracy or the completeness of any information about the index or any of the other index stock issuers. You, as an investor in your notes, should make your own investigation into the index and the index stock issuers. See “The Index” below for additional information about the index.

Neither the index sponsor nor any of the other index stock issuers are involved in this offering of your notes in any way and none of them have any obligation of any sort with respect to your notes. Thus, neither the index sponsor nor any of the index stock issuers have any obligation to take your interests into consideration for any reason, including in taking any corporate actions that might affect the value of your notes.

Your Notes May Be Subject to an Adverse Change in Tax Treatment in the Future

The Internal Revenue Service announced on December 7, 2007 that it is considering the proper Federal income tax treatment of an instrument such as your notes that are currently characterized as prepaid forward contracts, which could adversely affect the tax treatment and the value of your notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-US investors to withholding tax. Furthermore, a bill has been introduced in Congress that, if enacted, would require holders of notes, such as your notes, purchased after the bill is enacted to accrue interest income over the life of the notes despite the fact that there will be no interest payments over the life of the notes. We describe these developments in more detail under “Supplemental Discussion of Federal Income Tax Consequences” on page S-51 of the accompanying prospectus supplement no. 1. You should consult your own tax adviser about this matter. Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. will treat the offered notes as described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-51 of the accompanying prospectus supplement no. 1 unless and until there is further guidance from the Treasury Department and the Internal Revenue Service or an enacted legislation.

THE INDEX

Dow Jones Wilshire 5000 Composite IndexSM (Full-Cap)

The Dow Jones Wilshire 5000 Composite IndexSM (Full-Cap) is an equity index calculated, published and disseminated daily by Dow Jones, on www.djindexes.com.

The Dow Jones Wilshire 5000 Composite IndexSM (Full-Cap) is a broad based index that is designed to represent all U.S. equity securities that have readily available prices. The stocks underlying the Dow Jones Wilshire 5000 Composite IndexSM (Full-Cap) are traded on the New York Stock Exchange, American Stock Exchange or NASDAQ Stock Market.

Membership. To be included in the Dow Jones Wilshire 5000 Composite IndexSM (Full-Cap), an issue must be all of the following:

•	an equity issue: a common stock, REIT or limited partnership; and

•	a security that has its primary market listing in the U.S. and that has headquarters in the U.S., subject to a case-by-case analysis.

Bulletin board issues will not be added to the Dow Jones Wilshire 5000 Composite IndexSM (Full-Cap) because it is assumed that they generally do not have consistently readily available prices.

A company’s primary issue for index valuation is determined based on the following criteria:

•	market capitalization;

•	trading volume;

•	institutional holdings; and

•	conversion rules (for companies with multiple share classes).

Index Calculation. The performance of the Dow Jones Wilshire 5000 Composite IndexSM (Full-Cap) is calculated using a Laspeyres formula described in further detail on www.djindexes.com. Prices used to calculate the index stocks are the official exchange last traded prices or prices accepted as such in the relevant market. The Dow Jones Wilshire 5000 Composite IndexSM (Full-Cap) closing values are calculated using each component’s primary-exchange closing price. The adjusted closing price reflects the ex-distribution effects on a share’s price of corporate actions such as spinoffs, stock splits or returns of capital implemented after the close of trading on their ex-dates. The Dow Jones Wilshire 5000 Composite IndexSM (Full-Cap) has a base date of December 31, 1980 and a base-value of 1,404.60.

Weighting. The Dow Jones Wilshire 5000 Composite IndexSM (Full-Cap) is weighted by full market capitalization. See “— Adjustments and Maintenance” below.

Share Treatment. Shares outstanding for multiple classes of stock are combined into the primary issue’s shares outstanding to reflect the company’s total market capitalization.

Adjustments and Maintenance. Changes to the Dow Jones Wilshire 5000 Composite IndexSM (Full-Cap) composition and updates of component shares are based on the following rules:

Composition Changes. The composition of the Dow Jones Wilshire 5000 Composite IndexSM (Full-Cap) is reviewed monthly. Additions and deletions are made after the close of trading on the third Friday of the month and are pre-announced by the second day prior to the implementation date.

•	Added is any new non-component company — an IPO or new exchange listing — that meets the index inclusion standards as of the close of trading on the second Friday of the month.

•

Deleted is any issue that becomes a pink sheet or otherwise stops trading for ten consecutive days. The issue is removed at its latest quoted value, or at $0.01 if no recent quoted value is available. Until the monthly review, the issue remains in the indexes at its last exchange-traded price.

In addition to the scheduled composition reviews, any issue that at any time fails to meet one or more of the index membership requirements is removed from the indexes as soon as prudently possible.

Share Updates.

•

Component shares are updated quarterly after the close of trading on the third Friday of March, June, September and December. The changes become effective at the opening of trading on the next business day.

•

In addition to the scheduled share reviews, if the cumulative impact of corporate actions during the period between scheduled updates changes a company’s shares outstanding by 10% or more, the company’s shares are updated as soon as prudently possible. Share changes based on corporate actions are implemented using standard Dow Jones Indexes procedures.

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Shares of bulletin-board and pink-sheet stocks are not adjusted until they are returned to exchange listings, except to account for stock splits and reverse splits. Companies that are re-listed as of the close of trading on the second Friday of each month will have their shares adjustments made at the same time as the monthly index additions and deletions, after the close of trading on the third Friday of each month.

These guidelines and the policies implementing the guidelines are the responsibility of, and, ultimately, subject to adjustment by, Dow Jones and Wilshire.

Additional information about the index is available on the following website: www.djindexes.com. We are not incorporating by reference this website or any material it includes in this pricing supplement.

License Agreement

We have entered into a non-exclusive license agreement with Dow Jones, whereby The Goldman Sachs Group, Inc., in exchange for a fee, will be permitted to use the index in connection with the offer and sale of the notes. Neither Dow Jones nor Wilshire has any relationship to us, other than the licensing of the Dow Jones Wilshire 5000 Composite Index SM (Full-Cap) and its service marks for use in connection with the notes.

Dow Jones and Wilshire do not: (i) sponsor, endorse, sell or promote the notes, (ii) recommend that any person invest in the notes or any other securities, (iii) have any responsibility or liability for or make any decisions about the timing, amount or pricing of the notes, (iv) have any responsibility or liability for the administration, management or marketing of the notes, or (v) consider the needs of the notes or the owner of the notes in determining, composing or calculating the Dow Jones Wilshire 5000 Composite IndexSM (Full-Cap) or have any obligation to do so.

Neither Dow Jones nor Wilshire will have any liability in connection with the notes. Neither Dow Jones nor Wilshire makes any warranty, express or implied, and Dow Jones and Wilshire disclaim any warranty about: (i) the results to be obtained by the notes, the owner of the notes or any other person in connection with the use of the Dow Jones Wilshire 5000 Composite IndexSM (Full-Cap) and the data included in the Dow Jones Wilshire 5000 Composite IndexSM (Full-Cap), (ii) the accuracy or completeness of the Dow Jones Wilshire 5000 Composite IndexSM (Full-Cap) and any related data, and (iii) the merchantability and the fitness for a particular purpose or use of the Dow Jones Wilshire 5000 Composite IndexSM (Full-Cap) and/or its related data. Neither Dow Jones nor Wilshire will have any liability for any errors, omissions or interruptions in the Dow Jones Wilshire 5000 Composite IndexSM (Full-Cap) or related data. Under no circumstances will Dow Jones or Wilshire be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if Dow Jones or Wilshire knows that they might occur.

The license agreement between The Goldman Sachs Group, Inc., Dow Jones and Wilshire is solely for their benefit and not for the benefit of the owners of the notes or any other third parties.

Historical High, Low and Closing Levels of the Index

The closing level of the index has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the index during any period shown below is not an indication that the index is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the index as an indication of the future performance of the index. We cannot give you any assurance that the future performance of the index or the index stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date. Moreover, in light of current market conditions, the trends reflected in the historical performance of the index may be less likely to be indicative of the performance of the index during the period from the trade date until the determination date and of the final level of the index than would otherwise have been the case. In particular, based on the historical movement of the closing levels of the index reflected in the table below, in the past 39 months there has not been any full 24 month period, measured from the ends of the relevant calendar quarters, in which the closing level of the index has fallen by 20% or more from the closing level of the index on the initial date of such period. However, in light of the increased volatility currently being experienced by U.S. and global securities markets and recent market declines, it may be substantially more likely that you could lose all or a substantial portion of your investment in the notes.

Neither we nor any of our affiliates make any representation to you as to the performance of the index. The actual performance of the index over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical levels shown below.

The table below shows the high, low and final closing levels of the index for each of the four calendar quarters in 2005, 2006 and 2007, and the first three calendar quarters in 2008, through September 8, 2008. We obtained the closing levels listed in the table below from Bloomberg Financial Services, without independent verification.

Quarterly High, Low and Closing Levels of the Index

	High	Low	Close
2005
Quarter ended March 31	12073.63	11449.27	11638.27
Quarter ended June 30	12076.10	11217.81	11876.74
Quarter ended September 30	12469.86	11916.22	12289.26
Quarter ended December 31	12755.58	11722.81	12517.69
2006
Quarter ended March 31	13204.93	12517.69	13155.44
Quarter ended June 30	13457.28	12296.92	12849.29
Quarter ended September 30	13384.27	12395.95	13345.97
Quarter ended December 31	14356.88	13289.42	14257.55
2007
Quarter ended March 31	14796.54	13896.55	14409.27
Quarter ended June 30	15569.19	14448.18	15210.65
Quarter ended September 30	15700.95	14146.41	15362.02
Quarter ended December 31	15806.69	14208.95	14819.58
2008
Quarter ended March 31	14613.57	12822.54	13332.01
Quarter ended June 30	14423.75	13073.54	13073.54
Quarter ending September 30 (through September 8, 2008)	13307.96	12390.07	12923.12

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this pricing supplement. You must not rely on any unauthorized information or representations. This pricing supplement is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement is current only as of its date.

Pricing Supplement

Page
Summary Information	PS-2
Hypothetical Examples	PS-4
Additional Risk Factors Specific to Your Notes	PS-7
The Index	PS-10

Prospectus Supplement No. 1 dated July 17, 2008

Summary Information	S-3
Hypothetical Returns on the Non-Principal Protected Equity Index-Linked Notes	S-11
Additional Risk Factors Specific to the Non-Principal Protected Equity Index-Linked Notes	S-27
General Terms of the Non-Principal Protected Index-Linked Notes	S-36
Use of Proceeds and Hedging	S-49
Supplemental Discussion of Federal Income Tax Consequences	S-51
Employee Retirement Income Security Act	S-55
Supplemental Plan of Distribution	S-56
The Indices	A-1
MSCI EAFE Index	A-1
Russell 2000® Index	A-6
S&P 500® Index	A-9
TOPIX® Index	A-12

Prospectus Supplement dated July 16, 2008

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-20
Employee Retirement Income Security Act	S-21
Supplemental Plan of Distribution	S-22
Validity of the Notes	S-24

Prospectus dated July 16, 2008

Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	31
Description of Purchase Contracts We May Offer	47
Description of Units We May Offer	52
Description of Preferred Stock We May Offer	57
The Issuer Trusts	64
Description of Capital Securities and Related Instruments	66
Description of Capital Stock of The Goldman Sachs Group, Inc	89
Legal Ownership and Book-Entry Issuance	94
Considerations Relating to Securities Issued in Bearer Form	100
Considerations Relating to Indexed Securities	104
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	107
Considerations Relating to Capital Securities	110
United States Taxation	113
Plan of Distribution	136
Employee Retirement Income Security Act	139
Validity of the Securities	139
Experts	140
Cautionary Statement Pursuant to the Private Litigation Reform Act of 1995	140

$15,050,000

The Goldman Sachs Group, Inc.

Leveraged Buffered Equity Index-Linked Notes due 2010

(Linked to the Dow Jones Wilshire 5000 Composite IndexSM (Full-Cap))

Medium-Term Notes, Series D

Goldman, Sachs & Co.